Exhibit 99.1

September 29, 2017

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

The information contained within this announcement is deemed by Motif Bio plc to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014. Upon the publication of this announcement via the Regulatory Information Service, this inside information is now considered to be in the public domain.

Motif Bio plc and subsidiary

Interim Results

Half-Year 2017 Financial Results and Operational Progress

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical stage biopharmaceutical company specializing in developing novel antibiotics, announces financial results for the half-year ended June 30, 2017.

Business Update

•                  On April 18, 2017, we announced positive top-line results from REVIVE-1, a global Phase 3 clinical trial of our investigational drug candidate iclaprim in patients with acute bacterial skin and skin structure infections (“ABSSSI”). Iclaprim achieved the primary endpoint of non-inferiority (10% margin) compared to vancomycin at the early time point, 48 to 72 hours after start of study drug administration in the intent-to-treat patient population. Given its differentiated mechanism, potency, spectrum, safety and efficacy, iclaprim, if approved, could provide a valuable new antibiotic treatment option. Iclaprim was well tolerated in the study, with most adverse events categorized as mild.

•                  Our operational team and Board of Directors were strengthened by the appointments of Robert Dickey IV as Chief Financial Officer on January 17, 2017 and Dr. Craig T. Albanese, Chief Operating Officer of the Morgan Stanley Children’s Hospital, as a non-executive director on May 5, 2017.

•                  Three appointments were made to our Clinical Advisory Board: Dr. Thomas Lodise, Dr. Thomas Holland and Dr. William O’Riordan. These experts participated in our recent Investor and Analyst Event, providing insight on ABSSSI, current treatments and iclaprim’s potential role in treating this serious skin infection.

After the period end, we continued to make strong operational and strategic progress:

•                  On August 9, 2017, we announced that the last patient had completed the treatment phase in REVIVE-2, the second Phase 3 clinical trial investigating the safety and efficacy of iclaprim in patients with ABSSSI.

•                  On September 15, 2017, we announced that the U.S. Food and Drug Administration (“FDA”) granted Orphan Drug Designation to iclaprim for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis. This designation grants special status to a drug or biologic under development to treat a rare disease or condition and qualifies the sponsor of the product for various development incentives, including tax credits for qualified clinical testing, waiver of user fees and potentially up to seven years of market exclusivity for the given indication, if approved.

Top-line results from REVIVE-2, which uses an identical protocol to REVIVE-1 but has different trial centers, are expected in the fourth quarter of 2017. We believe that the successful completion of the REVIVE-1 and REVIVE-2

Phase 3 trials satisfy both FDA and European Medicines Agency (“EMA”) requirements for regulatory submission for an IV formulation of iclaprim in the treatment of ABSSSI.  We continue to anticipate submission of a New Drug Application (“NDA”) for iclaprim for the treatment of ABSSSI in the United States in the first quarter of 2018 and a Marketing Authorization Application (“MAA”) for iclaprim for the treatment of ABSSSI in Europe in the first half of 2018.

Financial Highlights

•                  On June 23, 2017, we raised US$23.7 million of net proceeds, after deducting US$1.7 million of issuance costs, from a placement in the United Kingdom of 66,666,667 new ordinary shares at 30 pence per share.

•                  At June 30, 2017 and December 31, 2016, we had cash and cash equivalents of US$29.5 million and US$21.8 million, respectively. At September 22, 2017, our cash and cash equivalents were $18.1 million.

•                  Net loss for the six months ended June 30, 2017 and 2016 was US$29.7 million and US$14.2 million, respectively.

Our strategy is focused on gaining approval for and commercializing iclaprim for ABSSSI and the continued development of iclaprim for additional indications to potentially broaden its use as a safe and effective antibiotic. In this regard, we have completed the necessary steps to initiate a Phase 3 clinical trial of iclaprim for the treatment of hospital-acquired bacterial pneumonia (“HABP”), including ventilator-associated bacterial pneumonia (“VABP”). However, we will be required to raise additional capital within the next year to commercialize and further develop iclaprim and to continue to fund operations.

Graham Lumsden, Chief Executive Officer of Motif Bio plc, said: “We have continued to deliver on time or ahead of expectations on key milestones this year, including the release of positive top-line data from the REVIVE-1 Phase 3 trial with iclaprim in April and the completion of the treatment phase for the REVIVE-2 trial in August.  We remain on track to announce the top-line results from REVIVE-2 in the fourth quarter of this year and to submit a New Drug Application to the FDA by the end of the first quarter of next year. If the NDA is accepted by the FDA, we expect that iclaprim will qualify for a priority review and a decision on approval to market is anticipated to come by the end of 2018.”

“The team has accomplished a tremendous amount in a little over two years since our AIM IPO.  We are now focused on the pre-commercialisation activities to prepare for a potential launch in 2019. The recent announcement of an orphan designation for iclaprim in the treatment of Staphylococcus aureus pneumonia in cystic fibrosis patients adds another potential indication where we may be able to help patients in need of safe and effective antibiotics in a life-threatening situation.”

The person responsible for the release of this announcement on behalf of Motif Bio plc is Robert Dickey IV, Chief Financial Officer.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)
Robert Dickey IV (Chief Financial Officer)

Peel Hunt LLP (NOMAD & BROKER)	+ 44 (0)20 7418 8900
Dr. Christopher Golden
Oliver Jackson

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
Patrick Claridge/ David Hignell
John Howes/ Rob Rees (Broking)

Walbrook PR Ltd. (FINANCIAL PR & IR)	+44 (0) 20 7933 8780 or motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

The Trout Group (US IR)	+1 (646)378-2938
Michael Gibralter	mgibralter@troutgroup.com

Lazar Partners (US PR) Chantal Beaudry Amy Wheeler	motiflp@lazarpartners.com +1 (646) 871-8480 +1 (646) 871-8486

About Motif Bio plc

Motif Bio plc is a clinical stage biopharmaceutical company engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. Further information is available at www.motifbio.com.

Forward-looking statements

This news release contains forward-looking statements that reflect our current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of our product candidates, and the clinical benefits, safety profile, and commercial potential of iclaprim. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of our clinical development strategies, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of iclaprim and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in Motif Bio plc can be found in our UK published Annual Report & Accounts and on Form 20-F, filed with the U.S. Securities and Exchange Commission on May 1, 2017. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. The discovery of new antibiotics has not kept pace with the increasing incidence of resistant, difficult-to-treat bacteria. One of the biggest threats of antibiotic resistance is from methicillin resistant Staphylococcus aureus (“MRSA”), a leading cause of hospital-acquired infections and a growing cause of infections in healthy people in the general community. In 2013, the Centers for Disease Control and Prevention reported that at least two million people became infected with antibiotic-resistant bacteria and at least 23,000 Americans died as a direct result of these infections. Our lead product candidate, iclaprim, is being developed for the treatment of ABSSSI and HABP, including VABP, infections which are often caused by MRSA. We are currently conducting a global Phase 3 program (REVIVE) with an IV formulation of iclaprim, for the treatment of ABSSSI.

Iclaprim is a novel diaminopyrimidine antibiotic that inhibits an essential bacterial enzyme called ‘‘dihydrofolate reductase’’ (“DHFR”). Diaminopyrimidines are a class of chemical compounds that inhibit different enzymes in the production of tetrahydrofolate, a form of folic acid, which is required for the production of bacterial DNA and RNA. The inhibition of DHFR represents a differentiated and under-utilized mechanism of action compared with other antibiotics. We acquired iclaprim from Nuprim Inc. (“Nuprim”), following the completion of our merger with Nuprim on April 1, 2015. Arpida AG, or Arpida, one of the previous owners of iclaprim, completed a comprehensive development program for iclaprim, including two Phase 3 trials in complicated skin and skin structure infections. Iclaprim has been administered to more than 1,300 patients and healthy volunteers in Phase 1, 2 and 3 clinical trials and in contrast to vancomycin, a standard of care antibiotic in hospitalized patients with ‘‘Gram-positive’’ infections, no evidence of nephrotoxicity (i.e., damage to the kidneys caused by exposure to a toxic chemical, toxin or medication) has been observed with iclaprim. Therapeutic drug monitoring and dosage adjustment in patients with renal impairment may not be required with iclaprim but this determination will ultimately be made by the FDA, EMA and other regulatory bodies if and when the drug is approved. ‘‘Gram-positive’’ or ‘‘Gram-negative’’ refer to how bacteria react to the Gram stain test based on the outer casing of the bacteria, and the bacteria’s cell wall structure. Each type of bacteria may be associated with different diseases. Iclaprim has also demonstrated rapid bactericidal activity and a low propensity for resistance development in vitro.

We believe that iclaprim is an attractive potential candidate for use as a first-line empiric monotherapy, the initial therapy administered in severely ill patients who are hospitalized with ABSSSI and have comorbidities, or also suffer from other health issues, such as renal impairment or diabetes. Renal impairment affects up to an estimated 936,000 of the approximately 3.6 million patients hospitalized with ABSSSI annually in the United States.

During the period, we continued to advance the development of our lead product candidate, iclaprim, and strengthened our operational team as we look forward to announcing the top-line data of our second Phase 3 study of iclaprim in patients with ABSSSI later this year.

On January 17, 2017, we appointed Robert Dickey IV as Chief Financial Officer. Mr. Dickey brings executive experience from several private and public healthcare companies, including as Chief Financial Officer at Tyme Technologies Inc., a NASDAQ-listed clinical stage oncology company, and senior leadership positions at NeoStem, Inc. (now known as Caladrius Biosciences Inc.), Hemispherx Biopharma Inc., Stemcyte Inc., Locus Pharmaceuticals Inc. and Protarga Inc. Mr. Dickey began his career as an investment banker at Lehman Brothers and Legg Mason Wood Walker Inc.

On April 18, 2017, we announced positive topline results from REVIVE-1, a global Phase 3 clinical trial of our investigational drug candidate iclaprim in patients with ABSSSI. Iclaprim achieved the primary endpoint of non-inferiority (10% margin) compared to vancomycin at the early time point, 48 to 72 hours after start of study drug administration in the intent-to-treat patient population. Given its differentiated mechanism, potency, spectrum, safety and efficacy, iclaprim, if approved, could provide a valuable new antibiotic treatment option to offset the rising problem of bacterial resistance. Iclaprim was well tolerated in the study, with most adverse events categorized as mild.

On May 5, 2017, we appointed Dr. Craig Albanese to our board as a non-executive director. Dr. Albanese is COO of the Morgan Stanley Children’s Hospital, part of the Columbia Presbyterian hospital system in New York and one of the largest and most prestigious health care organizations in the world.

On May 10, 2017, we added three members to our Clinical Advisory Board with the appointment of Dr. Thomas Lodise, Dr. Thomas Holland and Dr. William O’Riordan.  The three new Clinical Advisory Board members are medical and scientific leaders in their fields.

On June 23, 2017, we raised a total of £20.0 million (US$25.4 million) (before expenses) by placing 66,666,667 new ordinary shares with new and existing institutional investors at a price of 30 pence per share. The net proceeds of the placing are being used to finance the completion of the REVIVE-2 study, file a NDA and a MAA for the approval of iclaprim for the treatment of ABSSSI in the United States and Europe, respectively, as well as for general corporate purposes.

After the period end we continued to make strong operational and strategic progress:

On August 9, 2017, we announced that the last patient has completed the treatment phase in REVIVE-2, the second Phase 3 clinical trial investigating the safety and efficacy of iclaprim in patients with ABSSSI.

On September 15, 2017, we announced that the FDA granted Orphan Drug Designation to iclaprim for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis. Orphan designation grants special status to a drug or biologic under development to treat a rare disease or condition and qualifies the sponsor of the product for various development incentives, including tax credits for qualified clinical testing, waiver of user fees and potentially up to seven years of market exclusivity for the given indication, if approved. Iclaprim has been studied in an animal model of chronic pulmonary MRSA infection, which mimics the pathophysiology observed in the lungs of patients with cystic fibrosis.

Data from REVIVE-2, which uses an identical protocol to REVIVE-1 but has different trial centers, are expected in the fourth quarter of 2017. We believe that the successful completion of the REVIVE-1 and REVIVE-2 Phase 3 trials satisfy both FDA and EMA requirements for regulatory submission for an IV formulation of iclaprim in the treatment of ABSSSI. We continue to anticipate submission of a NDA in the first quarter of 2018 in the United States and an MAA in the first half of 2018 in Europe for iclaprim for the treatment of ABSSSI.

Our INSPIRE (Iclaprim for NoSocomial PneumonIa gRam- positive pathogEns) Phase 3 clinical trial with iclaprim in patients with HABP, including patients with VABP, will be initiated, if and when, additional funding is available. This could further expand iclaprim’s addressable market to include another serious unmet medical need. There are approximately 1.4 million patients hospitalized annually in the United States with HABP, including patients with VABP.  We believe that iclaprim is well suited for use as a first-line empiric therapy for patients with HABP, including patients with VABP, caused by Gram-positive bacteria, based on data from a Phase 2 clinical trial, which support the efficacy of iclaprim in this patient population. Additionally, in a Phase 1 healthy volunteer trial, concentrations of iclaprim at the site of infection in the lungs were considerably higher than concentrations in plasma.

Outlook

As we await the outcome of REVIVE-2, we continue to refine our commercialization strategy for iclaprim, both through the development of our go-to-market approach involving Medical Scientific Liaisons and targeting the highest antibiotic-prescribing hospitals, and leveraging the expertise of our Clinical Advisory Panel and other experts to understand how hospitals judge new products, including their expectations on data that will be required to enable rapid formulary access.  We have submitted articles for publication in peer-reviewed scientific journals and abstracts for presentation at key scientific conferences, including Infection Diseases Week in October 2017, to build awareness and understanding in the medical community of the features and potential benefits of iclaprim.  Whilst we continue to exercise strict control of our financial resources, we believe all of this preparatory work will allow us, if and when iclaprim is approved, to clearly demonstrate the benefits of iclaprim to patients, physicians and payers.

We expect that a positive outcome to REVIVE-2 would have a meaningful impact on our ability to further discussions with potential partners for certain territorial rights to iclaprim as we remain focused on commercialization of iclaprim in the United States.

We remain on track with our strategic goals and expect to perform in line with our expectations.

Results of Operations:

Comparison of the six months ended June 30, 2017 and June 30, 2016

During the preparation of these interim financial statements for the six months ended June 30, 2017, we identified and corrected a prior period error whereby stock based compensation expense was understated primarily due to recognizing expense only when an award vested, not over the required service period using a graded vesting approach as required under IFRS 2. We assessed the materiality of the out-of-period adjustments on all impacted periods and determined that they were not material to any of the periods and that a restatement of previously issued financial statements was not required.  We concluded that the cumulative adjustment to correct the error should be recorded in the six months ended June 30, 2017. The expense in fiscal years 2016, 2015 and 2014 was understated by $802,282, $291,696 and $31,799, respectively. The out-of-period correction increased General and Administrative expense and Research and Development expense for the six months ended June 30, 2017 by $762,836 and $362,941, respectively.  None of these adjustments had an impact on our cash resources.

General and Administrative Expenses

General and administrative expenses increased by US$2.5 million to US$4.4 million in the six months ended June 30, 2017 from US$1.9 million in the six months ended June 30, 2016.  This increase was primarily attributable to (i) a US$1.3 million increase in personnel related expenses, including stock based compensation which was higher in the period partially due to the out-of-period correction explained above and (ii) an increase of US$0.7 million in the costs of outside professional services, including legal, investor relations and other consulting services, primarily as a result of our American Depository Shares (“ADS”) being publicly traded on the NASDAQ Capital Market since November 2016.

Research and Development Expenses

Research and development expenses increased by US$11.8 million to US$23.8 million in the six months ended June 30, 2017 from US$12.0 million in the six months ended June 30, 2016. This increase was primarily attributable to the continuation of iclaprim clinical development, including a US$10.5 million increase related to contract research organization (“CRO”) expenses, including milestone payments of approximately US$2.0 million. There was also an increase in personnel related expenses, including a US$0.5 million increase in stock based compensation expense.

Interest income and Interest expense

Interest income was US$52 thousand for the six months ended June 30, 2017, compared to US$43 thousand for the six months ended June 30, 2016. Interest income is earned based on cash holdings during the period. Interest expense was US$126 thousand for the six months ended June 30, 2016 due to interest on outstanding notes that were converted to equity securities in December 2016. There was no outstanding debt or interest expense during the six months ended June 30, 2017.

Loss from revaluation of derivative liabilities

In November 2016, warrants were issued that are classified as a liability due to a potential variability in the number of shares that may be issued upon exercise if an effective registration statement is not maintained. This liability is carried at fair value and is remeasured each reporting period using the Black-Scholes option pricing model. The increase in the fair value of the warrant liability during the six months ended June 30, 2017 was primarily attributable to an increase in our stock price. No such warrants were outstanding prior to November 2016 and therefore no such liability existed.

Net Foreign Exchange Loss

The net foreign exchange loss for the six months ended June 30, 2017 was US$0.1 million, compared to a loss of US$0.2 million in the six months ended June 30, 2016. In 2017, the loss recognized relates primarily to the foreign exchange impact on the revaluation of the derivative liability that has an exercise price in Pounds Sterling.

Liquidity and Capital Resources

At June 30, 2017 and December 31, 2016, we had cash and cash equivalents of approximately US$29.5 million and US$21.8 million, respectively.

We do not expect to generate significant revenue unless and until we obtain regulatory approval for and commercialize our current or any future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect our losses to continue as we develop and seek regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all of the risks applicable to the development of new drugs, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business.

Our operations have been financed primarily by net proceeds from the issuance of ADSs on the NASDAQ Capital Market, the issuance of ordinary shares on AIM, and the issuance of convertible promissory notes to related parties. Our primary uses of capital are, and we expect will continue, at least in the short term, to be, third-party expenses associated with the planning and conduct of preclinical and clinical trials, costs of process development services and manufacturing of our product candidates, and compensation-related expenses.

Cash used to fund operating expenses is affected by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

Our future funding requirements will depend on many factors, which may include the following:

•                  the scope, rate of progress, results and cost of our preclinical studies and clinical trials and other related activities;

•                  the cost of formulation, development, manufacturing of clinical supplies and establishing commercial supplies of our product candidates and any other product candidates that we may develop, in-license or acquire;

•                  the cost, timing and outcomes of pursuing regulatory approvals;

•                  the cost and timing of establishing administrative, sales, marketing and distribution capabilities;

•                  the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder; and

•                  the emergence of competing technologies and their achieving commercial success before we do or other adverse market developments.

We expect to continue to incur losses. Our ability to achieve and maintain profitability depends upon the successful development, regulatory approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. Accordingly, we will be required to raise additional capital within the next year to continue the development and commercialization of current product candidates and to continue to fund operations at the current cash expenditure levels, including our REVIVE-2 trials and our plans to conduct our INSPIRE Phase 3 clinical trial of iclaprim in HABP, including VABP, patients. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact our ability to conduct business. If we are unable to raise additional capital when required or on acceptable terms, we may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on unfavorable terms.

Cash Flows

	Six months ended
	June 30, 2017	June 30, 2016
	US$	US$
Net cash (used in) / provided by:
Operating activities	(16,486,341)	(8,888,549)
Financing activities	24,124,357	(770)
Effect of exchange rate changes on cash and cash equivalents	33,860	(197,814)
	7,671,876	(9,087,133)

Operating Activities

Net cash used in operating activities was US$16.5 million in the six months ended June 30, 2017, which reflects the continuation of the clinical development of iclaprim and meeting certain milestones, including payments of US$11.3 million to our CRO. Net cash used in operating activities was US$8.9 million for the six months ended June 30, 2016, which primarily reflects the clinical development of iclaprim.

Financing Activities

Net cash provided by financing activities amounted to US$24.1 million in the six months ended June 30, 2017, primarily due to net proceeds of US$23.7 million from the June 23, 2017 placement of 66,666,667 new ordinary shares at 30 pence per share and proceeds of US$0.3 million from the exercise of warrants and share options during the six months ended June 30, 2017.

Financial Statements

Motif Bio plc

Unaudited interim condensed consolidated statements of comprehensive loss

For the six months June 30, 2017 and 2016

		For the six months ended
		June 30,
	Note	2017	2016
		US $	US $
Operations

General and administrative expenses	2	(4,430,467)	(1,927,434)
Research and development expenses	2	(23,791,210)	(12,026,721)
Gains on settlement of contract disputes		—	83,320

Operating loss		(28,221,677)	(13,870,835)

Interest income	3	52,197	42,872
Interest expense	3	—	(125,738)
Loss from revaluation of derivative liabilities	9	(1,427,490)	—
Net foreign exchange loss		(115,610)	(197,814)

Loss before income taxes		(29,712,580)	(14,151,515)
Income tax	4	—	—

Net loss for the period		(29,712,580)	(14,151,515)

Total comprehensive loss for the period		(29,712,580)	(14,151,515)

Loss per share for loss from operations attributable to the ordinary equity holders of the company:	5
Basic and diluted loss per share		(0.15)	(0.13)

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

Motif Bio plc

Unaudited interim condensed consolidated statements of financial position

At June 30, 2017 and December 31, 2016

	Note	At June 30, 2017	At December 31, 2016
		US $	US $
ASSETS
Non-current assets
Intangible assets		6,195,748	6,195,748
Other non-current assets		20,875	—
Total non-current assets		6,216,623	6,195,748

Current assets
Prepaid expenses and other current assets		396,242	401,064
Cash		29,501,508	21,829,632
Total current assets		29,897,750	22,230,696

Total assets		36,114,373	28,426,444

LIABILITIES
Current liabilities
Trade and other payables	6	22,938,734	12,319,117
Derivative Liability	9	7,153,601	5,798,058
Payable on completion of clinical trial	6	500,000	500,000
Total current liabilities		30,592,335	18,617,175

Total liabilities		30,592,335	18,617,175

Net assets		5,522,038	9,809,269

EQUITY
Share capital	8	3,584,062	2,728,199
Share premium	8	80,597,581	57,348,694
Group reorganization reserve	8	9,938,362	9,938,362
Accumulated deficit	8	(88,597,967)	(60,205,986)

Total equity		5,522,038	9,809,269

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

Motif Bio plc

Unaudited interim condensed consolidated statements of changes in equity

For the six months ended June 30, 2017 and 2016

			Group
	Share	Share	reorganization	Accumulated
	capital	premium	reserve	deficit	Total
	US $	US $	US $	US $	US $

Balance at December 31, 2015	1,645,291	38,534,280	9,938,362	(20,395,225)	29,722,708

Loss for the period	—	—	—	(14,151,515)	(14,151,515)
Total comprehensive loss for the period	—	—	—	(14,151,515)	(14,151,515)
Cost of issuance	—	(457,316)	—	—	(457,316)
Share-based payments	—	—	—	7,298	7,298

Balance at June 30, 2016	1,645,291	38,076,964	9,938,362	(34,539,442)	15,121,175

Balance at December 31, 2016	2,728,199	57,348,694	9,938,362	(60,205,986)	9,809,269

Loss for the period	—	—	—	(29,712,580)	(29,712,580)
Total comprehensive loss for the period	—	—	—	(29,712,580)	(29,712,580)
Issue of share capital, net of cost of issuance	846,667	22,835,072	—	—	23,681,739
Exercise of share options and warrants	9,196	413,815	—	—	423,011
Share-based payments	—	—	—	1,320,599	1,320,599

Balance at June 30, 2017	3,584,062	80,597,581	9,938,362	(88,597,967)	5,522,038

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

Motif Bio plc

Unaudited interim condensed consolidated statements of cash flows

For the six months June 30, 2017 and 2016

	Six months ended
	June 30,
	2017	2016
	US $	US $
Operating activities
Operating loss for the period	(28,221,677)	(13,870,835)
Adjustments to reconcile net loss to net cash used in activities:
Share-based payments	1,320,599	7,298
Gains on settlement of contract disputes	—	(83,320)
Interest income	—	42,872
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(16,053)	56,799
Trade and other payables	10,430,790	4,958,637

Net cash used in operating activities	(16,486,341)	(8,888,549)

Financing activities
Proceeds from issue of share capital, net of issuance costs	23,870,567	—
Proceeds from exercise of warrants	253,790	—
Interest paid	—	(770)

Net cash provided by (used in) financing activities	24,124,357	(770)

Net change in cash	7,638,016	(8,889,319)
Cash beginning of the period	21,829,632	28,594,347
Effect of foreign exchange rate changes	33,860	(197,814)

Cash, end of the period	29,501,508	19,507,214

The accompanying footnotes are an integral part of these condensed consolidated interim financial statements.

1. General information and basis of preparation

These unaudited interim condensed consolidated financial statements for the six months ended June 30, 2017 together with the notes thereto (the “Unaudited Interim Condensed Consolidated Financial Statements”) of Motif Bio plc (the “Company” and together with its subsidiary, Motif BioSciences Inc.  the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. As permitted by International Accounting Standard 34 — “Interim financial reporting” (“IAS 34”), the Unaudited Interim Condensed Consolidated Financial Statements do not include all disclosures required for a full presentation and do not constitute statutory financial statements. The Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Motif Bio plc Annual Consolidated Financial Statements for the years ended December 31, 2016 and 2015, which have been prepared in conformity with IFRS and as adopted by the European Union. The Unaudited Interim Condensed Consolidated Financial Statements were approved for issuance by the Board of Directors on September 27, 2017.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of revenue and expenses during the period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Reference should be made to the section “Critical Accounting Policies and Significant Judgments and Estimates” in the Annual Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014 for a detailed description of the accounting policies and more significant estimates and judgments used by the Group.  The accounting policies adopted in the preparation of these financial statements are consistent with those presented in the Group’s 2016 Annual Consolidated Financial Statements. These financial statements have not been audited.

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Unaudited Interim Condensed Consolidated Financial Statements are presented in United States Dollars (US $), which is Motif Bio plc’s functional and presentation currency. However, during the reporting period the Company had exposure to Pounds Sterling. Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are generally recognized in profit or loss.

Going Concern

As of June 30, 2017, the Group had US$29.5 million in cash. Net cash used in operating activities was US$16.5 million for the six months ended June 30, 2017. Net loss for the six months ended June 30, 2017 was US$29.7 million. The Group expects to incur losses for the next several years as it expands its research, development and clinical trials of iclaprim. The Group is unable to predict the extent of any future losses or when the Group will become profitable, if at all.

The Group will be required to raise additional capital within the next year to continue the development and commercialization of current product candidates and to continue to fund operations at the current cash expenditure levels. The Group cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Group raises additional funds by issuing equity securities, its stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Group’s ability to conduct business. If the Group is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Group would otherwise seek to develop or commercialize itself on unfavorable terms.

These financial statements have been prepared under the assumption that the Group will continue as a going concern. Due to the Group’s recurring and expected continuing losses from operations, as well as significant amounts of outstanding payables and accrued expenses, the Group has concluded there is substantial doubt in the Group’s ability to continue as a going concern within one year of the issuance of these financial statements without additional capital becoming available. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On April 18, 2017, the Group announced positive topline results from REVIVE-1, its global Phase 3 clinical trial in patients with ABSSSI. Iclaprim achieved the primary endpoint of non-inferiority at the early time point after start of study drug administration. Iclaprim was well tolerated in the study, with most adverse events categorized as mild. The Group believes that this new data and the fact that REVIVE-2, the second Phase 3 trial, uses an identical protocol to REVIVE-1 but has different trial centers, could provide the basis for increased investor interest in the Group and, hence, potentially provide greater opportunities to raise additional capital.

Segment Information

The chief operating decision-maker is considered to be the Board of Directors of Motif Bio plc.  The chief operating decision maker allocates resources and assesses performance of the business and other activities at the operating segment level.  In addition, they review the IFRS consolidated financial statements.

The chief operating decision-maker has determined that the Motif has one operating segment-the development and commercialization of pharmaceutical formulations.  The Group maintains space and has some activities in the U.K., however, the finance and most other management functions take place in the U.S.

Fair value disclosures

The Group’s cash, prepaid expenses and other current assets and trade and other payables are stated at their respective historical carrying amounts, which approximates fair value due to their short-term nature. These are measured at fair value using Level 1 inputs. The Group’s derivative liability is measured at fair value using Level 3 inputs. See discussion in Note 9 on the inputs utilized in the Black-Scholes option pricing model and for a rollforward of the derivative liability from December 31, 2016 to June 30, 2017. There were no transfers between fair value levels during the six months ended June 30, 2017 or 2016.

There were no non-recurring fair value measurements for the six months ended June 30, 2017 or 2016.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible.  Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•                  Level 1:  quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2:  inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                  Level 3:  inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2.              Breakdown of expenses by nature

	Six months ended
	June 30,	June 30,
	2017	2016
	US $	US $
General and administrative expenses
Employee benefits expenses	1,773,845	422,667
Directors’ fees	309,467	217,914
Legal, professional and advisory fees	1,820,934	1,104,282
Other expenses	526,221	182,571
	4,430,467	1,927,434

Research and developments costs	23,791,210	12,026,721

Gains on settlement of contract disputes	—	(83,320)

3.              Finance income and costs

	Six months ended
	June 30,	June 30,
	2017	2016
	US $	US $
Finance income
Interest from financial assets	52,197	42,872
	52,197	42,872
Finance costs
Interest paid/payable for financial liabilities	—	(125,738)
	—	(125,738)

4.              Income tax expense

The Group has recorded a loss for the six months ended June 30, 2017 and does not expect to owe any income taxes based on this.

5.           Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the period. In accordance with IAS 33, where the Group has reported a loss for the period, the shares are anti-dilutive.

	Six months ended
	June 30,	June 30,
	2017	2016
	US $	US $
Net loss	(29,712,580)	(14,151,515)
Basic and diluted weighted average shares in issue	199,299,910	108,601,496
Basic and diluted loss per share	(0.15)	(0.13)

The following potentially dilutive securities outstanding at June 30, 2017 and 2016 have been excluded from the computation of diluted weighted average shares outstanding, as they would be antidilutive.

	Six months ended
	2017	2016
	(in shares)	(in shares)
Convertible promissory notes	—	14,510,770
Warrants	47,537,905	5,932,675
Share options	18,398,299	7,352,232
	65,936,204	27,795,677

6.                  Trade and other payables

	At June 30, 2017	At December 31, 2016
	US $	US $
Trade payables	4,742,272	734,405
Accrued expenses	18,179,871	11,582,478
Amounts due to affiliates	16,591	78
Other Payable	—	2,156
Payable on completion of clinical trial	500,000	500,000
	23,438,734	12,819,117

The accrued expense balance at June 30, 2017 consists primarily of amounts owed to the Company’s contract research organization. These amounts are due throughout the remainder of 2017 and into 2018, with the timing of certain payments due when various milestones are met.

The payable on completion of clinical trial is a milestone payment to be paid by Motif BioSciences Inc. to Acino Pharma AG upon completion of the first Phase III clinical trial using the iclaprim assets that were acquired from Acino Pharma AG.

7.                  Other interest bearing loans and borrowings

On September 7, 2016, the Group amended and restated the convertible notes with Amphion Innovations plc and Amphion Innovations US Inc. to provide that any outstanding principal under the notes as of the maturity date will be paid to the holders on the maturity date, at the Group’s election, through the issuance of (i) a number of our ordinary shares, based on the conversion price set forth in the notes, or (ii) a number of ADSs, which is equal to a number determined by dividing the number of ordinary shares the holder would otherwise be entitled to by the then applicable ADS to ordinary share ratio. The amended and restated convertible promissory notes also provide that except in the event of a default, no interest will accrue or be payable with respect to the amounts due under notes. In consideration for its agreement to forego interest payments under its convertible promissory notes, the Group issued 409,000 ordinary shares to Amphion Innovations plc. The amended and restated notes also permit the Group or the holders to convert all or any portion of the outstanding principal under the notes into ordinary shares or ADSs (as determined by the Group) at any time prior to the maturity date.

In December 2016, the notes, which totaled US$3,550,786, were converted into 14,510,770 new ordinary shares in the Company at the rate of US$0.2447 per share.

8.                  Equity and warrants to purchase shares

Allotted, called up, and fully paid:	Number	US $
In issue at December 31, 2016	195,741,528	2,728,199
In issue at June 30, 2017	262,878,775	3,584,062

On June 23, 2017, the Group placed 66,666,667 new ordinary shares at 30 pence per share and received US$23,681,739 of net proceeds.

Share premium represents the excess over nominal value of the fair value consideration received for equity shares, net of expenses of the share issue. Retained deficit represents accumulated losses.

The group reorganization reserve arose in March 2015 when Motif Bio plc became the parent of the Group. This was a common control transaction and therefore outside the scope of IFRS 3—“Business Combinations.” The transaction has therefore been accounted for as a group reorganization and the Group is presented as if the Company has always owned Motif BioSciences Inc. The reserve on consolidation represents the difference between the nominal value of the shares of the Company issued to the former stockholders of Motif BioSciences Inc. and the share capital and share premium of Motif BioSciences Inc. at the date of the transaction. As stated, the nominal value of the Company shares was used in the calculation of the reorganization reserve.

Warrant activity

The Company has issued warrants for services performed and in conjunction with various equity financings. The Company’s warrants have either a Pounds Sterling or US Dollar exercise price. See Note 9 for additional information on the Company’s liability classified warrants. The following is a summary of the Company’s warrant activity during the six months ended June 30, 2017:

	Number of Warrants		Weighted Average Exercise Price
	GBP	US$	GBP	US$
Outstanding as of January 1, 2017	23,313,220	24,801,565	£0.278	$7.90
Granted	—	—	—	—
Exercised	(250,000)	(326,880)	0.322	8.03
Outstanding as of June 30, 2017	23,063,220	24,474,685	£0.278	$7.90

The Company’s warrants outstanding and exercisable as of June 30, 2017 were as follows:

Number of Warrants Outstanding	Exercise Price		Expiration Date
416,645	US $	0.56	December 31, 2017
1,367,089	GBP £	0.20	April 2, 2020
1,082,384	GBP £	0.50	July 21, 2020
11,181,714	GBP £	0.322	November 23,2021
24,058,040	US $	8.03	November 23,2021
9,432,033	GBP £	0.20	April 2, 2025

9.                  Derivative liability

On November 23, 2016, the Group closed an initial U.S. public offering of 2,438,491 American Depositary Shares (“ADS”) and 1,219,246 warrants to purchase ADS at a price of US $6.98 per ADS/Warrant combination.  Each ADS represents 20 ordinary shares.  The warrants have an exercise price of US $8.03 per ADS and expire on November 23, 2021.  In the event the Group fails to maintain the effectiveness of its Registration Statement and if a Restrictive Legend Event has occurred, the warrant shall only be exercisable on a cashless basis. This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss.  On issuance of the ADS warrants, the Group recorded a derivative liability of US $3,849,160 using the Black-Scholes model. The Group develops its own assumptions for use in the Black-Scholes option pricing model that do not have observable inputs or available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Group’s common stock, stock price volatility of comparable companies, the contractual term of the warrants, risk free interest rates and dividend yields. The Group has a limited trading history in its common stock, therefore, expected volatility is based on that of reasonably similar publicly traded companies. Due to the nature of these inputs, the valuation of the warrants is considered a Level 3 measurement.

At June 30, 2017, the derivative liability had a fair value of US $4,781,793 using the Black-Scholes model and the following assumptions:

June 30, 2017

Share price (US $)	$7.42
Expected volatility	69.6%
Number of periods to exercise	4.4 years
Risk free rate	1.89%
Expected dividends	—

Liability classified — US offering warrants	# of warrants (assuming exercise to ordinary shares	US$

Beginning balance — January 1, 2017	24,384,920	$3,967,189
Warrant exercise	(326,880)	(108,743)
Loss on revaluation of derivative liability	—	923,347
Balance at June 30, 2017	24,058,040	$4,781,793

In addition, on November 23, 2016, the Group placed 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of 28 pence per share/warrant combination.  The warrants have an exercise price of £0.322 per warrant and expire on November 23, 2021.  In the event that the Group fails to maintain the effectiveness of the Registration Statement, the warrant shall only be exercisable on a cashless basis.  This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss.  On issuance of the warrants, the Group recorded a derivative liability of US $1,812,959 using the Black-Scholes model.

At June 30, 2017, the derivative liability has a fair value of US $2,371,808 using the Black-Scholes model and the following assumptions:

June 30, 2017

Share price (GBP)	£0.303
Expected volatility	69.6%
Number of periods to exercise	4.4 years
Risk free rate	1.89%
Expected dividends	—

Liability classified — UK offering warrants	# of warrants	US$

Beginning balance — January 1, 2017	11,431,714	$1,830,869
Warrant exercise	(250,000)	(60,478)
Loss on revaluation of derivative liability	—	504,143
FX impact	—	97,274
Balance at June 30, 2017	11,181,714	$2,371,808

10.    Share based payments

The total expense recognized arising from stock-based payments are as follows:

	Six months ended
	June 30, 2017	June 30, 2016
	US $	US $

Share based payment expense — R&D expense	$496,603	$—
Share based payment expense — General and administrative expense	823,996	7,298
Total	1,320,599	7,298

During the preparation of these interim financial statements for the six months ended June 30, 2017, the Group identified and corrected a prior period error whereby stock based compensation expense was understated primarily due to recognizing expense only when an award vested, not over the required service period using a graded vesting approach as required under IFRS 2. The Group assessed the materiality of the out-of-period adjustments on all impacted periods and determined that they were not material to any of the periods and that a restatement of previously issued financial statements was not required.  The Group concluded that the cumulative adjustment to correct the error should be recorded in the six months ended June 30, 2017.

The expense in fiscal years 2016, 2015 and 2014 was understated by $802,282, $291,696 and $31,799, respectively. The out-of-period correction increased General and Administrative expense and Research and Development expense for the six months ended June 30, 2017 by $762,836 and $362,941, respectively. None of these adjustments had an impact on the cash resources of the Group.

11. Related party transactions

Transactions with Amphion Innovations plc and Amphion Innovations US, Inc.

At June 30, 2017, Amphion Innovations plc owned 16.45% of the issued ordinary shares in Motif Bio plc. In addition, the Amphion Group has provided funding for the activities of Motif BioSciences Inc. through the issue of convertible interest bearing loan notes, which were converted to shares in December 2016, as discussed further in Note 7. Richard Morgan and Robert Bertoldi were directors of both the Company and Amphion Innovations plc in the period. Transactions between the Group and the Amphion Group are disclosed below:

	At June 30, 2017	At December 31, 2016
	US $	US $
Amounts due to Amphion Innovations US, Inc.	16,591	78

	Six months ended June 30,
	2017	2016
	US $	US $
Interest expense	—	124,968

Advisory And Consultancy Agreement With Amphion Innovations US, Inc. And Shared Office Space

On April 1, 2015, the Group entered into an Advisory and Consultancy Agreement with Amphion Innovations US, Inc. The consideration for the services to be provided is $120,000 per annum. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety days advance written notice.  The Group paid US$60,000 to Amphion Innovations US, Inc. during the six months ended June 30, 2017 and 2016 in accordance with the terms of the agreement. Amphion Innovations US, Inc. also bills the Group on a pass-through rate for office space, shared workspace and other expenses that Amphion Innovations US, Inc. pays on behalf of the Group.  These costs were $45,536 for the six months ended June 30, 2017.

Consultancy Agreement With Amphion Innovations plc

On April 1, 2015, the Group entered into a Consultancy Agreement with Amphion Innovations plc for the services of Robert Bertoldi, an employee of Amphion Innovations plc. The consideration for his services was $5,000 per month. On November 1, 2015, the consideration was increased to $180,000 per annum. On July 1, 2016, the consideration decreased to US $75,000 per annum. The agreement was for an initial period of 12 months and would automatically renew each year on the anniversary date unless either party notifies the other by giving 90 days written notice prior to expiration. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety days advance written notice.  The Group paid Robert Bertoldi US$37,500 and $90,000 during the six months ended June 30, 2017 and 2016 in accordance with the terms of the agreement.

In July 2017, the Group amended the consulting agreement with Amphion Innovations plc to increase the annual consideration to US$125,000 to better reflect Robert Bertoldi’s time commitment to the Group.

Consultancy Agreement With Amphion Innovations US, Inc.

On September 7, 2016, the Group entered into a Consultancy Agreement with Amphion Innovations US, Inc., pursuant to which Amphion Innovations US, Inc. will provide consultancy services in relation to the Group’s obligations as a NASDAQ listed company. The consideration for the services is $15,500 per month. The agreement is for an initial period of 12 months, after which the agreement will terminate automatically unless renewed by the parties by mutual agreement. The Group paid US$93,000 during the six months ended June 30, 2017 pursuant to the terms of this agreement.

Consultancy Agreement With Jonathan Gold

On April 7, 2017, the Group entered into a new consultancy agreement with Jonathan Gold, a member of the Group’s Board of Directors. Under the terms of this agreement, Mr. Gold received a fixed fee of $16,167 per month for strategic financial expert advice and guidance. The term of this agreement was twelve months, commencing January 1, 2017. The term of the agreement would automatically renew each month following the initial term, as long as either party did not provide notice to the other party of its election not to continue to renew the agreement with at least 30 days advance notice. The Group paid US$97,002 during the six months ended June 30, 2017 pursuant to the terms of this agreement.